Exhibit 12.1

Computation of Ratio of Debt-to-Equity

At
(Dollars in Thousands)	December 31, 2011
Repurchase agreements	$7,813,159
Securitized debt	875,520
Obligation to return securities obtained as collateral	306,401
Payable for unsettled MBS purchases	27,056
Total Debt	$9,022,136

Stockholders’ Equity	2,497,760

Ratio of Debt-to-Equity	3.6:1
Debt-to-Equity Multiple	3.6x